SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                SCHEDULE 13D
                               (Rule 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                            (Amendment No. 22)1

                           CAPSULE COMMUNICATIONS, INC.
                       (formerly known as US WATS, INC.)
                             (Name of Issuer)


                    COMMON STOCK -- PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                90337P10
                                --------
                             (CUSIP Number)

                              Walt Anderson
            1023 31st Street, N.W., 4th Floor, Washington, D.C. 20007
                               202-467-1189
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              February 8, 2002
         (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                            (Page 1 of 8 Pages)

------------------
   1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D/A

----------------------                               ------------------------
CUSIP No.  90337P10                                  Page 2 of 6
----------------------                               ------------------------
----------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:  Gold & Appel Transfer, S.A.(1)
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [x]
                                                              (b)   [ ]
----------------------------------------------------------------------------
3.  SEC USE ONLY
-----------------------------------------------------------------------------
4.  SOURCE OF FUNDS                              OO
------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                            [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION         British Virgin Islands
------------------------------------------------------------------------------
NUMBER OF               7.     SOLE VOTING POWER                         0
SHARES                 -------------------------------------------------------
BENEFICIALLY            8.     SHARED VOTING POWER                       0
OWNED BY               -----------------------------------------------------
EACH                    9.     SOLE DISPOSITIVE POWER                    0
REPORTING              -------------------------------------------------------
PERSON WITH:           10.    SHARED DISPOSITIVE POWER                   0
------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:        0
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            0.0%
------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                     CO
------------------------------------------------------------------------------

                                  SCHEDULE 13D/A

-----------------------------                     ----------------------------
CUSIP No.   90337P10                              Page 3 of 6
-----------------------------                     ----------------------------
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON: Foundation for the International Non-Governmental Development of Space (1)
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 51-0377880
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [x]
                                                                 (b) [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY
------------------------------------------------------------------------------
4.  SOURCE OF FUNDS                     OO
------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                               [ ]

------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware
------------------------------------------------------------------------------
NUMBER OF               7.     SOLE VOTING POWER                         0
SHARES                 -------------------------------------------------------
BENEFICIALLY            8.     SHARED VOTING POWER                       0
OWNED BY               -----------------------------------------------------
EACH                    9.     SOLE DISPOSITIVE POWER                    0
REPORTING              -------------------------------------------------------
PERSON WITH:           10.    SHARED DISPOSITIVE POWER                   0
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:        0
------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                           [ ]
------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         0%
------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                   CO
----------------------------------------------------------------------------

                              SCHEDULE 13D/A
------------------------                             -------------------------
CUSIP No.  90337P10                                  Page 4 of 6
------------------------                             -------------------------
------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:  Walt Anderson(1)
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [x]
                                                           (b)  [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY
-----------------------------------------------------------------------------
4.  SOURCE OF FUNDS                          OO
-----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                        [   ]
-----------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION      United States of America
------------------------------------------------------------------------------
NUMBER                     7.    SOLE VOTING POWER                         0
OF SHARES                 ----------------------------------------------------
BENEFICIALLY               8.    SHARED VOTING POWER                       0
OWNED BY                  ----------------------------------------------------
EACH                       9.    SOLE DISPOSITIVE POWER                    0
REPORTING                 ----------------------------------------------------
PERSON WITH               10.   SHARED DISPOSITIVE POWER                   0
------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:          0
------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x]
------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       0.0%
------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                       IN
------------------------------------------------------------------------------

This Amendment No. 22 ("Amendment No. 22") to Schedule 13D is filed by Gold & Appel Transfer, S.A., a British Virgin Islands corporation ("Gold & Appel"), Foundation for the International Non-Governmental Development of Space, a Delaware corporation ("FINDS"), and Walt Anderson, a natural person and a U.S. citizen ("Mr. Anderson"), as joint filers, with respect to the common stock, par value $.001 per share (the "Common Shares"), of Capsule Communications, Inc., a Delaware corporation (the "Issuer")(f/k/a US Wats, Inc.). This
Schedule 13D amends and/or supplements, as indicated: (A) the Schedule 13D filed by Gold & Appel and Mr. Anderson as joint filers on December 5, 1997 (the "Gold & Appel Statement"), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20 and Amendment No. 21 thereto filed by Gold & Appel and Mr. Anderson as joint filers on December 17, 1997, January 6, 1998, February 25, 1998, March 17, 1998, March 30, 1998, April 6, 1998, April 10, 1998, April 21,
1998, October 23, 1998, March 26, 1999, June 24, 1999, July 28, 1999, August
17, 1999, September 30, 1999, June 7, 2000, August 8, 2000, November 16, 2000,
March 12, 2001, April 2, 2001, June 28, 2001, and July 23, 2001 respectively; and (B) the Schedule 13D previously filed by FINDS with the Securities and Exchange Commission (the "SEC") on June 1, 1999 (the "FINDS Statement"), as amended by Amendment No. 1 thereto filed with the SEC on June 7, 2000.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5(e) is hereby amended to add the following:

     In connection with the acquisition of Issuer pursuant to the Agreement and Plan of Reorganization dated as of July 17, 2001 by and among Covista Communications, Inc. ("Covista"), CCI Acquisitions Corp. and Issuer, a copy of which was filed as Exhibit 2.1 to Form 8-K of Covista filed with the SEC on July 19, 2001 (the "Merger"), the stockholders of Issuer (other than the majority stockholder Henry G. Luken, III who received .0688 shares of the Common Stock of Covista, par value $.05 per share (the "Covista Shares"), per Common Share held) received 0.0917 Covista Shares for each share of Common Share held by them. On February 8, 2002, the Merger was consummated and accordingly, on that date, FINDS ceased to be the beneficial owner of more than five percent of the Common Shares.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          7.1 Joint Filing Agreement with respect to the joint filing of this Statement.






                        Page 5 of 6 Pages

                                 SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 22 to Schedule 13D is true, complete and correct.

Date:    February 20, 2002

                                   Gold & Appel Transfer, S.A.,
                                   a British Virgin Islands corporation


                                   By:  /s/ Walt Anderson
                                      -----------------------------------
                                        Walt Anderson, Attorney-in-Fact



                                   Foundation for the Independent Non-
                                   Governmental Development of Space,
                                   a Delaware corporation


                                   By: /s/ Walt Anderson
                                      -----------------------------------
                                        Walt Anderson, President




                                   Walt Anderson, Individually


                                     /s/ Walt Anderson
                                    -----------------------------------
                                    Walt Anderson




                             Page 6 of 6 Pages